EXECUTION COPY

EXHIBIT 99.2

VOTING AGREEMENT

This VOTING AGREEMENT (this “Agreement”), dated as of March 13, 2007, is entered into by and among eToys Direct, Inc., a Delaware corporation (the “Company”), and the individuals and other parties listed on Schedule A hereto (each, a “Stockholder”, and collectively, the “Stockholders”).

WHEREAS, the Stockholders own (both beneficially and of record) in the aggregate 2,153,553 shares of the Parent Common Stock (together with any shares of Parent Common Stock acquired by the Stockholders after the date hereof, referred to hereinafter collectively as the “Shares”);

WHEREAS, Parent, Merger Sub, and the Company have entered into an Agreement and Plan of Merger, dated as of the date hereof (the “Merger Agreement”); and

WHEREAS, each Stockholder has agreed to enter into this Agreement in order to induce the Company to enter into the Merger Agreement and to consummate the transactions contemplated by the Merger Agreement.

NOW, THEREFORE, in consideration of the Company’s entering into the Merger Agreement and of the mutual covenants and agreements contained herein and other good and valuable consideration, the adequacy of which is hereby acknowledged, and intending to be legally bound hereby, the parties hereto agree as follows:

SECTION 1. Defined Terms. Capitalized terms used in this Agreement and not otherwise defined herein shall have the meanings assigned to them in the Merger Agreement.

SECTION 2. Representations and Warranties of Stockholders. Each Stockholder hereby severally, and not jointly, represents and warrants to the Company as follows:

2.1 Title to the Shares. Such Stockholder is both the record and beneficial owner of, and has good and marketable title to, the number of shares of Parent Common Stock and other securities convertible into or exercisable or exchangeable for any shares of Parent Common Stock set forth opposite the name of such Stockholder on Schedule A hereto, which as of the date hereof constitutes all of the shares of Parent Common Stock and all other securities convertible into or exercisable or exchangeable for shares of Parent Common Stock owned both beneficially and of record by such Stockholder. Such Stockholder has the exclusive right to vote such shares of Parent Common Stock, and any shares acquired upon the conversion, exercise or exchange of all such other securities held by him, her or it as of the date hereof, on all matters submitted to holders of shares of Parent Common Stock. Such Stockholder does not have any rights of any nature to acquire any additional securities of Parent, except as set forth on Schedule A. Such Stockholder owns all of such shares of Parent Common Stock free and clear of all security interests, liens, claims, pledges, options, rights of first refusal, limitations on voting rights, restrictions, charges, proxies and other encumbrances of any nature, except for any such (the “Existing Liens”) (i) as will be terminated in connection with the Parent Debt Repayment, (ii) as are disclosed in a Schedule 13D filed by any Stockholder with the SEC prior to the date of this Agreement, or (iii) as are provided for in a brokerage margin account agreement to which any such shares of Parent Common Stock are subject as of the date of this Agreement, and has not appointed or granted any proxy, which appointment or grant is still effective, with respect to any of such shares of Parent Common Stock owned by such Stockholder. To the extent any Person other than such Stockholder possesses the power to direct the voting of any Shares of which such Stockholder is both the record and beneficial owner, the identity of such Person is noted in a footnote to Schedule A.

2.2 Organization. Such Stockholder (if an entity) is duly organized, validly existing and in good standing under the laws of the state of its incorporation, formation or organization.

2.3 Authority Relative to this Agreement. Such Stockholder has the legal capacity (in the case such Stockholder is a natural person) and all necessary power and authority to execute and deliver this Agreement, to perform his, her or its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by such Stockholder and the consummation by such Stockholder of the transactions contemplated hereby have been duly and validly authorized by all necessary action on the part of such Stockholder (in case such Stockholder is not a natural person). This Agreement has been duly and validly executed and delivered by such Stockholder and, assuming its due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of such Stockholder, enforceable against such Stockholder in accordance with its terms, (i) except as may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting or relating to enforcement of creditors’ rights generally, and (ii) subject to general principles of equity.

2.4 No Conflict. The execution and delivery of this Agreement by such Stockholder does not, and the performance of this Agreement by such Stockholder will not, (a) require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity or any other Person by such Stockholder, except for any such filings with the SEC on Schedule 13D as may be required under the Exchange Act; (b) conflict with, or result in any violation of, or default (with or without notice or lapse of time or both) under any provision of, the articles or certificate of incorporation, bylaws or analogous documents of such Stockholder (other than Stockholders that are natural persons) or any other agreement to which such Stockholder is a party, including any voting agreement, stockholders agreement, voting trust, trust agreement, pledge agreement, loan or credit agreement, note, bond, mortgage, indenture lease or other agreement, instrument, permit, concession, franchise or license; or (c) conflict with or violate any judgment, order, notice, decree, statute, law, ordinance, rule or regulation applicable to such Stockholder or to such Stockholder’s property or assets.

SECTION 3. Covenants of Stockholders.

3.1 Restriction on Transfer. Each Stockholder hereby covenants and agrees that, prior to the termination of this Agreement, except as otherwise specifically contemplated by this Agreement, such Stockholder shall not, and shall not offer or agree to, sell, transfer, tender, assign, hypothecate or otherwise dispose of, grant any proxy with respect to, or deposit into a voting trust such Stockholder’s Shares, or enter into a voting trust agreement or create any additional security interest, lien, claim, pledge, option, right of first refusal, limitation on voting rights, charge or other encumbrance of any nature whatsoever with respect to such Shares.

3.2 Additional Shares. During the period prior to the termination of this Agreement, each Stockholder will promptly notify the Company of the number of new shares of Parent Common Stock or any other securities of Parent acquired directly or beneficially by such Stockholder, if any, after the date hereof. Any such shares shall become “Shares” within the meaning of this Agreement.

3.3 Nonsolicitation. Prior to the termination of this Agreement, each Stockholder, severally and not jointly, agrees to not, and to not propose, resolve, agree or permit any Subsidiary or representative of such Stockholder to, directly or indirectly, (i) solicit, initiate or take any action to facilitate or encourage the submission of inquiries, proposals or offers from any Person relating to any Acquisition Proposal, or agree to or endorse any Acquisition Proposal; (ii) enter into any agreement to (x) facilitate or further the consummation of any Acquisition Proposal, (y) approve or endorse any Acquisition Proposal or (z) in connection with any Acquisition Proposal, require Parent or Merger Sub to abandon, terminate or fail to consummate the Merger; or (iii) except as and to the extent Parent may be permitted so to do pursuant to the terms of the Merger Agreement, including, without limitation, Section 7.5 thereof, enter into or participate in any discussions or negotiations in connection with any Acquisition Proposal or inquiry with respect to any Acquisition Proposal, or furnish to any Person any information with respect to Parent’s business, properties or assets in connection with any Acquisition Proposal or inquiry with respect to any Acquisition Proposal.

SECTION 4. Voting Agreement; Proxy.

4.1 Voting Agreement. Each Stockholder hereby agrees, severally and not jointly, that, prior to the termination of this Agreement, at any meeting of the stockholders of Parent, however called, in any action by written consent of the stockholders of Parent, or in any other circumstances upon which such Stockholder’s vote, consent or other approval is sought, such Stockholder shall vote the Shares owned both beneficially and of record by such Stockholder, and any other Shares over which such Stockholder possesses the power to direct the vote:

(a) in favor of adoption of the Merger Agreement and approval of the terms thereof and of the Merger and each of the other transactions contemplated thereby;

(b) against any action or agreement that is, or would be, reasonably likely to result in any conditions to Parent’s obligations under the Merger Agreement not being fulfilled or would result in, or would reasonably be likely to result in, a material breach of any representation, warranty, covenant or agreement of Parent or Merger Sub under the Merger Agreement;

(c) against any Acquisition Proposal;

(d) against any amendments to the amended and restated articles of incorporation or amended bylaws of Parent; and

(e) against any other action or agreement that is intended, or could reasonably be expected, to impede, interfere with, delay, postpone or discourage the Merger or the transactions contemplated by the Merger Agreement or change in any manner the voting rights of any class of stock of Parent.

4.2 Grant of Proxy.

(a) Until the termination of this Agreement, each Stockholder, acting severally and not jointly, hereby irrevocably (to the extent permitted by Section 607.0722 of the FBCA) appoints the Company and each of its designees, and each of them individually, as such Stockholder’s proxy and attorney-in-fact (with full power of substitution) for and in the name, place and stead of such Stockholder, to vote such Stockholder’s Shares or execute one or more written consents or approvals in respect of such Shares:

(1) in favor of adoption of the Merger Agreement and approval of the terms thereof and of the Merger and each of the other transactions contemplated thereby;

(2) against any action or agreement that is, or would be, reasonably likely to result in any conditions to Parent’s obligations under the Merger Agreement not being fulfilled or would result in, or would reasonably be likely to result in, a material breach of any representation, warranty, covenant or agreement of Parent or Merger Sub under the Merger Agreement;

(3) against any Acquisition Proposal;

(4) against any amendments to the amended and restated articles of incorporation or amended bylaws of Parent; and

(5) against any other action or agreement that is intended, or could reasonably be expected, to impede, interfere with, delay, postpone or discourage the Merger or the transactions contemplated by the Merger Agreement or change in any manner the voting rights of any class of stock of Parent.

(b) Each Stockholder hereby ratifies and confirms that the irrevocable proxy given by him, her or it pursuant to this Section 4.2 is given in connection with the execution of the Merger Agreement and that such irrevocable proxy is given to secure the performance of such Stockholder’s duties in accordance with this Agreement. Each Stockholder hereby further ratifies and confirms that the irrevocable proxy granted hereby by him, her or it is coupled with an interest and may under no circumstances be revoked, except as otherwise provided in this Agreement. Such irrevocable proxy shall be valid until the termination of this Agreement.

4.3 Other Voting. Each Stockholder shall have the right to vote on all issues other than those specified in Section 4.1 that may come before a meeting of the stockholders of Parent in his, her or its sole discretion, provided that such vote does not contravene the provisions of Section 4.1.

SECTION 5. Representations and Warranties of the Company. The Company hereby represents and warrants to the Stockholders as follows:

5.1 Organization. The Company is duly organized, validly existing and in good standing under the laws of the state of Delaware.

5.2 Authority Relative to this Agreement. The Company has all necessary power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly and validly authorized by all necessary action on the part of the Company. This Agreement has been duly and validly executed and delivered by the Company and, assuming its due authorization, execution and delivery by the Stockholders, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, (i) except as may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting or relating to enforcement of creditors’ rights generally, and (ii) subject to general principles of equity.

5.3 No Conflict. The execution and delivery of this Agreement by the Company does not, and the performance of this Agreement by the Company will not, (a) require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity or any other Person by the Company; (b) conflict with, or result in any violation of, or default (with or without notice or lapse of time or both) under any provision of, the certificate of incorporation or by-laws of the Company or any other agreement to which the Company is a party; or (c) conflict with or violate any judgment, order, notice, decree, statute, law, ordinance, rule or regulation applicable to the Company or to the Company’s property or assets.

SECTION 6. Further Assurances. Until the termination of this Agreement, each Stockholder shall, without further consideration, from time to time, execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments as the Company may reasonably request for the purpose of effectuating the matters covered by this Agreement.

SECTION 7. Certain Events. Each Stockholder agrees that, until the termination of this Agreement, this Agreement and the obligations of such Stockholder hereunder shall attach to such Stockholder’s Shares and shall be binding (subject to the rights of the holders or beneficiaries of any Existing Liens to which such Shares are subject) on any Person to which legal or beneficial ownership of such Shares shall pass, whether by operation of law or otherwise. In the event of any stock split, stock dividend, merger, reorganization, recapitalization or other change in the capital structure of Parent affecting the Parent Common Stock or other voting securities of Parent, the number of Shares shall be deemed adjusted appropriately and this Agreement and the obligations hereunder shall attach to any additional shares of Parent Common Stock or other securities of Parent issued to or acquired by a Stockholder (subject to the rights of the holders or beneficiaries of any Existing Liens to which such additional shares are subject).

SECTION 8. No Termination or Closure of Trusts. Unless, in connection herewith, the Shares held by any trust which are presently subject to the terms of this Agreement are transferred upon termination, closure, or liquidation of such trust to one or more Stockholders and remain subject in all respects to the terms of this Agreement, the Stockholders who are trustees of any such trust shall not take any action to terminate, close or liquidate such trust and shall take all steps necessary to maintain the existence thereof at least until the first to occur of (i) the Effective Time and (ii) the termination of this Agreement in accordance with its terms.

SECTION 9. Fiduciary Duties. Notwithstanding anything to the contrary in this Agreement, in the event a Stockholder is an officer or director of Parent, nothing in this Agreement is intended, or shall be construed, to require the Stockholder, in the Stockholder's capacity as an officer or director of Parent, to act otherwise than in accordance with the Stockholder’s fiduciary duties to Parent and its stockholders in such capacity.

SECTION 10. Termination. This Agreement shall automatically terminate, and be of no further force or effect, on the first to occur of (a) the Effective Time or (b) the termination of the Merger Agreement in accordance with its terms, provided that the provisions of Section 11 hereof shall survive any such termination. Upon such termination, except for any rights any party may have in respect of any breach by any other party of its obligations hereunder or as set forth in Section 11 hereof, none of the parties shall have any further obligation or liability hereunder.

SECTION 11. Miscellaneous.

11.1 Expenses. All costs and expenses incurred in connection with the transactions contemplated by this Agreement shall be paid by the party incurring such costs and expenses.

11.2 Specific Performance. The parties hereto agree that, in the event any provision of this Agreement is not performed in accordance with the terms hereof, (a) the non-breaching parties will sustain irreparable damages for which there is not an adequate remedy at law for money damages and (b) the non-breaching parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity.

11.3 Entire Agreement. This Agreement constitutes the entire agreement among the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and understandings, both written and oral, among such parties with respect to the subject matter hereof.

11.4 Assignment. Without the prior written consent of each Stockholder, the Company may not, and without the prior written consent of the Company, a Stockholder may not, assign any rights or delegate any obligations under this Agreement. Any such purported assignment or delegation made without prior consent of the other party shall be null and void.

11.5 Parties in Interest. This Agreement shall be binding upon, inure solely to the benefit of, and be enforceable by, the parties hereto and their successors and permitted assigns. Nothing in this Agreement, express or implied, is intended to or shall confer upon any other person not a party hereto any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

11.6 Amendment. This Agreement may not be amended except by an instrument in writing signed by the parties hereto.

11.7 Severability. If any term or other provision of this Agreement is determined to be invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of this Agreement is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the terms of this Agreement remain as originally contemplated to the fullest extent possible.

11.8 Notices. Except as otherwise provided herein, all notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or upon mechanical confirmation of receipt, if by facsimile, (b) on the first business day following the date of dispatch if delivered by a recognized next-day courier service, or (c) on the fifth business day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered as set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice (or at such other address for a party as shall be specified in a notice given in accordance with this Section 11.8):

if to the Company:

eToys Direct, Inc.
1099 18th Street, Suite 1800
Denver, CO 80202
Facsimile: (303) 226-6236

with a copy to:

Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019
Attention:  Steven J. Gartner, Esq.
William H. Gump, Esq.
Facsimile: (212) 728-8111

if to the Stockholders, at their respective addresses set forth on Schedule A hereto (or at such other address for such party as shall be specified by like notice).

11.9 Governing Law. This Agreement shall be governed and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under the principles of conflicts of laws of that or any other jurisdiction.

11.10 Headings. The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

11.11 Counterparts. This Agreement may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

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IN WITNESS WHEREOF, each of the parties hereto has caused this Voting Agreement to be duly executed and delivered as of the date first written above.

ETOYS DIRECT, INC.

By: /s/ Michael J. Wagner
Name: Michael J. Wagner
Title: Chief Executive Officer

STOCKHOLDERS:

Wyndcrest BabyUniverse Holdings, LLC

By: /s/ John C. Textor
Name: John C. Textor
Title: President of the Manager

Wyndcrest BabyUniverse Holdings II, LLC

By: /s/ John C. Textor
Name: John C. Textor
Title: President of the Manager

Wyndcrest BabyUniverse Holdings III, LLC

By: /s/ John C. Textor
Name: John C. Textor
Title: President of the Manager

/s/ John C. Textor
By: John C. Textor

/s/ Jonathan Teaford
By: Jonathan Teaford

/s/ Stuart Goffman
By: Stuart Goffman

SCHEDULE A

Name and Address of Stockholder	Number of Shares of Parent Common Stock of which Stockholder is both the Record and Beneficial Owner	Other Securities of which Stockholder is both the Record and Beneficial Owner	Total Number of Votes Represented by Shares of Parent Common Stock of which Stockholder is both the Record and Beneficial Owner To Be Covered Under This Agreement

John C. Textor	253,601		253,601
Wyndcrest BabyUniverse Holdings, LLC	28,460[1]		28,460
Wyndcrest BabyUniverse Holdings II, LLC	579,458[2]		579,458
Wyndcrest BabyUniverse Holdings III, LLC	1,209,006[3]		1,209,006
Jonathan Teaford	78,028		78,028
Stuart Goffman	367,933[4]		5,000

Total:			2,153,553

1	Mr. Textor holds sole investment and voting power over the shares owned by Wyndcrest BabyUniverse Holdings, LLC.
2	Mr. Textor holds sole investment and voting power over the shares owned by Wyndcrest BabyUniverse Holdings II, LLC.
3	Mr. Textor holds sole investment and voting power over the shares owned by Wyndcrest BabyUniverse Holdings III, LLC.
4
362,933 of the shares of Parent Common Stock owned by Mr. Goffman are not covered by this Agreement. Mr. Goffman may vote such 362,933 shares at his discretion, and may sell such shares subject to the terms of the Insider Trading Policy of BabyUniverse, Inc. and all applicable securities laws, rules and regulations.